Exhibit 99.1

August 2022 Quarterly Earnings Presentation S Staying away from the comfort zone

2 Inter’s Latest Milestone Inter&Co Nasdaq Listing First ever conversion from Brazil to US Inter&Co now part of the Nasdaq family Another milestone on our history of re-defying boundaries

3 R$14 Monthly CTSAC -4% YoY growth 72% Cost to income -19 p.p. YoY R$16 mm Net Income Vs. R$-30mm in 2Q21 R$32 Monthly ARPAC +16% YoY growth R$1.5 bn Revenues1 +130% YoY growth Quarterly performance highlights 20.7 mm Clients +73% YoY growth R$19.5 bn Gross Loan Portfolio +56% YoY growth R$25.9 bn Funding +46% YoY growth 2Q22 Sources: Company Filings. Notes: 1 Total Gross Revenues = Interest income calculated using the effective interest method + Revenues from services and commissions + Income from securities + Net gains / (losses) from derivatives + Other revenues

4 S Strategic Overview Business Verticals Financial Performance Agenda 2Q22 Closing Remarks

5 May 2022 1Q22 R Results Strategic Overview

6 C Consistency of Leading in Innovation 1 Consistently staying away from the comfort zone Notes: 1 Among Brazilian Banks First to be 100% Cloud Based First to launch Free Digital Account First bank to launch e-commerce platform First true global account in the Americas First Brazilian Entity to Migrate from B3 to US

7 1 1.0 4.7 2019 2Q22 LTM In Million Sources: Company Filings, Banco Central do Brasil, NeoTrust, IBGE and ABECS Notes: 1 In number of transactions as of June, 2022; 2 Considers demand deposits as of April, 2022; 3 Considers E-commerce participation in retail total volume as of April, 2022; 4 Considers Cards TPV as of March, 2022; 5 Considers Brazil real estate financing portfolio as of April, 2022; 6 Considers Brazil total payroll loan portfolio as of April, 2022 A vision that became a reality at scale 2Q22 In R$ Billion In R$ Billion In % +4.7x 4.1 20.7 Dec 19 Jun 22 6.4 25.9 Dec 19 Jun 22 +5x +4x 1.9% TPV4 2.3% Marketplace3 3.0% Demand Deposits2 0.7% Payroll6 Real Estate5 0.7% 7.7% PIX1

8 Seeking +5% Share in Core Products Disruptive Growth Balanced Across NII and Fee Income Diversified Revenue Streams Doing More with Less Operational leverage F From now to the future 2Q22 Efficient Capital Use Self-Funded Capital Plan Mindset of exceeding client expectations Constant Innovation Capitalize on Inter’s capabilities Penetration of US Market

9 Two layer regulatory governance (SEC and CVM) Inter&Co is now registered with CVM Creation of Inter&Co Audit Committee Increase of independente members in the statutory committees of Banco Inter Inclusion of explicit Inter&Co Tag Along rights Greater governance improvements Improvements in Eco-Efficiency of our energy matrix comes from renewable sources +84% of Scope 2 emissions with the migration from our HQ to the Free Energy Market -57% Our goal is to zero the carbon emissions of 2022 equivalent of our Scope 21 Upgraded on MSCI ESG Rating from grade B on October 2019 to BBB in June 2022 Upgrade on MSCI ESG Rating Enhanced ESG disclosure framework In addition to the GRI and the Integrated Reporting framework, we included SASB guidelines on 2021 Annual Report ESG rating history–MSCI Oct-19 Sep-20 Jun-22 B BB BBB U U Up p pg g gr r ra a ad d de e ed d d o o on n n M M MS S SC C CI I I E E ES S SG G G R R Ra a at t ti i in n ng g g f f fr r ro o om m m g g gr r ra a ad d de e e B B B o o on n n O O Oc c ct t to o ob b be e er r r 2 2 20 0 01 1 19 9 9 t t to o o B B BB B BB B B i i in n n J J Ju u un n ne e e 2 2 20 0 02 2 22 2 2 Upgrade on MSCI ESG Rating ESG rating history–MSCI O O Oc c ct t t-1 1 19 9 9 S S Se e ep p p- - -2 2 20 0 0 J J Ju u un n n-2 2 22 2 2 B B BB BBB Innovation spanning into ESG Initiatives 2Q22 Notes: 1Scope 2 is related to energy consumption.

10 1Q22 Results Business V Verticals

11 12.5 18.2 19.5 2Q21 1Q22 2Q22 2Q21 9.4 14.1 16.0 2Q21 1Q22 2Q22 D Day-to-Day Banking Card TPV In R$ Billion Credit Gross Loan Portfolio In R$ Billion +56% Sources: Company filings +70% Strong momentum across business verticals 2Q22 R$4.7 bn Credit underwriting 2Q22 -1% YoY 6.4 mm Cards used 2Q22 +56% YoY

12 21.4 29.8 35.0 2Q21 1Q22 2Q22 2Q21 1Q22 2Q22 R$53.4 bn Assets under custody (AUC) 2Q22 1,047 thousand Active contracts1 2Q22 +97% YoY Inter Seguros Revenues In R$ Million Inter Invest Revenues In R$ Million Sources: Company filings; IFRS. Notes: 1 Active clients: clients or the object of the contract (home, car, social security, consortia, etc.) +63% 16.5 33.0 35.7 2Q21 1Q22 2Q22 +116% Strong momentum across business verticals 2Q22

13 56 99 113 2Q21 1Q22 2Q22 +101% Gross Take-rate (%) Net Take-rate (%) 7.2% 0.8% 11.4% 4.4% 2Q21 2Q22 +4.2 p.p. +3.6 p.p. FX, Interchange, USD floating revenue streams FX & fees revenue streams 0.8 1.1 1.0 Gross Merchandise Volume (GMV, R$ Billion) Cross Border S ervices A Self-Reinforcing Ecosystem Inter Shop Gross Revenues In R$ Million Strong momentum across business verticals 2Q22 + 464 thousand Transactions + 141 thousand Global Accounts + USD 383 million TPV +USD 322 Average balance Global Account + rem mitances | 2Q22 g Ecosystem tances | 2Q22

14 1Q22 Results F Financial Performance

15 Amazing product Strong brand Client growth Low CTS Fee Income Service growth Launch of new products NII Sustainable loan book growth Low Cost of Funding Expanding unit economics & value creation Low CAC 15 Inter's drivers for value creation 2Q22

16 52% 40% 30% 34% 29% 29% 21% 18% 20% 21% 22% 23% 10% 18% 18% 17% 16% 15% 2% 4% 3% 4% 3% 17% 22% 28% 25% 29% 31% 4.8 8.8 17.2 1 12.5 18.2 19.5 2019 2020 2021 2Q21 1Q22 2Q22 Source: Company filings Note: Figures in IFRS. Real Estate Payroll SMBs Agribusiness Credit Card +15% +35% +74% +34% % YoY +92% Gross Loan Portfolio (R$ Billlion) Credit growth focused on balancing profitability with diversification Consistent growth and diversification in credit portfolio 2Q22 -24% -1% +14% +6% % QoQ +13% Real Estate Payroll SMBs Agribusiness Total +15% +35% +74% +34% +56% -24% -1% +14% +6% +7% 40% 18% 18% 2% 2% 2% 22% 52% 21% 10% 10% 10% 30% 20% 18% 4% 28%

17 C Collateralized Portfolio Coverage Ratio (%) NPL >90 Days (%) Resilient portfolio with healthy provisioning and high collateralization Source: Company filings % Credit Portfolio 3.0% 3.0% 3.0% 3.5% 3.9% 2Q21 3Q21 4Q21 1Q22 2Q22 2Q22 73% Highly collateralized portfolio 2Q22 130% 124% 131% 126% 129% 2Q21 3Q21 4Q21 1Q22 2Q22

18 65% 63% 63% 58% 61% 2Q21 3Q21 4Q21 1Q22 2Q22 Stable retail funding with superior cost advantage Funding (R$ Billion) All-in Cost of Funding 1 (% Selic) Source: Company filings Note: 1 Cost of Funding = (Interest expenses x 4) (Average of last 2 quarters Interest bearing liabilities). 8% 15% 31% 47% 45% 47% 45% 40% 39% 34% 32% 36% 47% 43% 26% 12% 16% 11% 2% 5% 6% 6% 6% 6.7 14.1 21.8 17.7 23.0 25.9 2019 2020 2021 2Q21 1Q22 2Q22 Cost-efficient funding at scale 2Q22 3.2% 4.9% 7.6% 10.3% 12.4% +199% +41% +17% % YoY +13% +47% +9% +2% % QoQ -3% +47% +12% 8% 45% 47% 15% 40% 43% 2% 2% 31% 39% 26% 5% Avg. Selic of Quarter Inter Cost of Funding as % of Selic 57bn 44bn 53bn 53bn AUC (R$) 44bn 19bn

19 7 72% 28% 33% 67% Total Gross Revenues (R$ Million) Net Fee Income 1 Breakdown Highly diversified revenue base, w ith strong growth momentum across products Other Fee Income1 Inter Shop Interest Income 1 Breakdown Securities Credit R$316mm 2Q22 R$564mm 2Q22 R$326mm 2Q21 R$165mm 2Q21 Source: Company filings Note: 1 Considers managerial reallocations from Other Financial Revenues into Fee Income as reported, Gross of cashback and cost of funding, Maintaining strong momentum on revenue growth 2Q22 Inter Seguros Inter Invest 57% 14% 11% 11% 7% 59% 4% 9% 13% 15% Cards CAGR 2019-21: 72% +88% +91% +73% % YoY +5% +9% +6% % QoQ +130% +14%

20 L Longevity of the clients 1 Clients (mm) and % clients with less than 1 year at Inter Source: Company filings Notes: 1 Clients with less than 1 year on Interr. ARPAC net of interest expense In R$ (monthly, by Cohort) Strong unit economics as client base matures 2Q22 2022-T2 2018-T1 Quarters of Relationship Avg. R$26 (Cohorts 1Q18 to 2Q22) 49% 51% 52% 55% 58% 51% 49% 48% 45% 42% 12.0 13.9 16.3 18.6 20.7 2Q21 3Q21 4Q21 1Q22 2Q22 # of the clients with > 1 year +9p.p. 28 30 35 34 32 2Q21 3Q21 4Q21 1Q22 2Q22 ARPAC net of interest expense In R$ (monthly) +16%

21 14 11 19 15 14 2Q21 3Q21 4Q21 1Q22 2Q22 Cost to Income Ratio (%) Source: Company filings Note 1: (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses – Cashback Expenses) / (Gross profit from financial intermediation + Fee Income + Other Operating Revenues) Note 2: Oither Administrative Expenses: CTSAC3 (In R$, monthly) Increasing operating leverage reflecting the controlled expenses Increasing operating leverage 2Q22 91% 69% 93% 74% 72% 2Q21 3Q21 4Q21 1Q22 2Q22

22 Gross Revenue Yield = ((Interest Income + Income from Securities) * 4) (Average of 2 Last Quarters Interest Earning Assets) NIM = (Net Interest Income * 4) (Average of 2 Last Quarters Interest Earning Assets) Cost of Funding = (Funding Expenses * 4) (Average of 2 Last Quarters Interest Bearing Liabilities) Source: Company Filings E Expanding NIM as Loan Portfolio Reprices 2Q22 20bps NIM expansion despite increase in funding costs Interest Margins and Yields 6.9% 7.1% 7.4% 6.8% 7.0% 8.7% 9.4% 10.7% 11.0% 12.8% 2.1% 2.9% 4.8% 6.0% 7.6% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% 11.0% 12.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 2Q21 3Q21 4Q21 1Q22 2Q22 NIM Gross Revenue Yield Cost of Funding

23 (30) 34 (56) (29) 16 2Q21 3Q21 4Q21 1Q22 2Q22 Source: Company filings Note 1: IFRS quarterly data available from 1Q21, annual IFRS data from 2019. Reference: Net Income | Banco Inter S.A. Net Income | Inter&Co in IFRS (In R$ Million) 18 19 6 27 29 2Q21 3Q21 4Q21 1Q22 2Q22 Profitability trends continue improving as client base matures 2Q22 IFRS (R$MM) BACEN GAAP (R$MM) Remain operating profitably with strong capital base (CET1: 32.9%)

24 May 2022 1Q22 Results Closing Remarks May 2022

25 Focused on executing, leveraging on our competitive advantages 2Q22 Mastering credit cards profitability Best product for Brazilians leaving and traveling to the US Major focus on operational leverage

26 1Q22 Results A Appendix

27 I Income Statement (in R$ thousands) 2Q22 INCOME STATEMENT Inter&Co Inter&Co 2Q21 2 2Q22 Interest income calculated using the effective interest method 305,660 622,312 Interest expenses (86,261) (465,041) Net interest income 219,399 157,271 Revenues from services and commissions 110,911 238,515 Expenses from services and commissions (21,841) (33,954) Net result from services and commissions 89,070 204,561 Income from securities 106,662 406,846 Net gains / (losses) from derivatives (23,765) (3,030) Other revenues 76,048 111,372 Revenues 467,414 1,239,112 Impairment losses on financial assets (167,441) (242,464) Personal expense (93,046) (172,466) Depreciation and amortization (25,338) (35,511) Other administrative expenses (303,134) (410,218) Income from equity interests in affiliates 3,893 (4,490) Profit / (loss) before income tax (117,652) 11,871 Current income tax and social contribution 3,563 (52,051) Deferred income tax and social contribution 83,591 55,704 Income tax benefit 87,154 3,653 Profit / (loss) for the quarter/six-month period (30,498) 15,525

28 B Balance Sheet (in R$ thousands) 2Q22 Inter & Co Inter & Co Assets 6 6/30/21 6/30/22 Cash and cash equivalents 5,731,007 1,549,158 Loans and advances to financial institutions 646,905 1,825,289 Compulsory deposits at Central Bank of Brazil 1,593,298 2,580,989 Loans and advance to clients 12,527,246 19,484,646 (-) Provision for expected loss (486,763) (974,457) Loans and advances to customers, net of provisions for expected loss 12,040,483 18,510,189 Securities 8,230,481 12,710,051 Derivative financial instruments 11,684 3,212 Non-current assets held for sale 136,305 161,254 Deferred tax assets 95,055 80,741 Investments 158,686 200,804 Property, plant and equipment 348,745 1,189,909 Intangible assets 512,637 931,537 Other assets 804,207 1,190,646 Total assets 30,309,493 40,933,779 Liabilities Liabilities with financial institutions 3,003,367 6,945,236 Liabilities with clients 15,629,131 19,746,409 Securities issued 2,081,723 6,104,223 Derivative financial instruments - liabilities 78,887 65,888 Loans and onlendings 26,325 31,855 Income tax and social contribution 12,346 95,721 Other tax liabilities 30,171 67,944 Current taxes 42,517 163,665 Provisions 37,558 61,118 Deferred tax liabilities 85,656 81,915 Other liabilities 631,704 618,089 Total liabilities 21,616,867 33,818,398 Shareholder's equity Capital 13 13 Accumulated loss 2,744,512 7,842,630 (-) Other comprehensive income (18,943) (808,584) Total shareholder's equity of controlling shareholders 2,725,582 7,028,788 Non-controlling interest 5,967,044 81,322 Total shareholder's equity 8,692,626 7,115,381 Total liabilities and shareholder's equity 30,309,493 40,933,779

29 D Disclaimer 2Q22 This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting the Bank, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward- looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users , average revenue per active user (ARPAC), cost to serve per active cliente (CTSAC) and cross selling index (CSI), are calculated using Inter’s internal data. Whether based on what we believe to be reasonable estimates, there are challenges inherent in measuring the use of our products. In addition, we continually seek to improve estimates of our user base, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. The financial information, unless otherwise stated, is presented in millions of reais, in accordance with the consolidated financial statements, in IFRS About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures are: EBITDA Margin, Floating Revenue, Cards Revenues, Credit Underwriting, Inter Shop Gross and Net Revenues, Inter Invest Gross and Net Revenues, Insurance Revenues, Cross Border TPV, Cards TPV, Cross Border Average balance, ARPAC, ARPAC net of interest expense, CTSAC, NIM, Interest Earning Assets, Inter bearing liabilities, Cost of Income, ROE, ROA, Cost of funding, Net take rate, Gross Take rate, NPL, Coverage ratio, Funding, Total Gross Revenues. A “non-IFRS financial measure” refers to a numerical measure of Inter’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter’s financial statements. Inter provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter’s performance to that of other companies.

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